SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 02 June 2014

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding
Enclosure 2	BT Sport free with BT Broadband for Second Season
Enclosure 3	Total Voting Rights
Enclosure 4	Director/PDMR Shareholding
Enclosure 5	Director/PDMR Shareholding
Enclosure 6	Transaction in Own Shares
Enclosure 7	Transaction in Own Shares
Enclosure 8	Transaction in Own Shares
Enclosure 9	Transaction in Own Shares
Enclosure 10	Total Voting Rights
Enclosure 11	Transaction in Own Shares

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

CLIVE SELLEY - 422 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

355.39 pence

14. Date and place of transaction

15 APRIL 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

CLIVE SELLEY

PERSONAL HOLDING: 262,824 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                    207,958 SHARES
BT GROUP INCENTIVE SHARE PLAN:                    479,434 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

16. Date issuer informed of transaction

15 APRIL 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

16 APRIL 2014

END

Enclosure 2

April 30, 2014

BT SPORT TO REMAIN FREE WITH BT BROADBAND FOR A SECOND SEASON

Channels now taken by around five million homes

Millions of homes will be able to enjoy BT Sport for free for another season1 it was announced today. That is because BT has decided to continue offering BT Sport for free to new and re-contracting BT Broadband customers.

The great news for sports fans came as BT revealed around five million homes now take BT Sport, just nine months after the channels went live for the first time last August. This makes BT Sport one of the fastest growing TV services ever launched in the UK.

Around three million of those homes take the service directly from BT - either via satellite, BT TV or the BT Sport App alone - with the remainder taking the service via wholesale deals struck by BT.

    BT Sport has had a strong debut season in which it has shown dozens of exciting matches from the Barclays Premier League and FA Cup - many of which attracted average audiences of more than a million homes - as well as hundreds of hours of live football from Scotland, Germany, Italy and France. Customers have also been able to enjoy exclusive live coverage of Moto GP races as well as other sporting action including UFC, NBA basketball, women's tennis and women's football.

Rugby has been at the heart of BT Sport and fans are set to enjoy live matches from the new recently agreed European club tournaments. These will include a terrific selection of matches featuring English clubs in the European Rugby Champions Cup, as BT will have first picks and additional matches involving teams from the Aviva Premiership in the tournament 2.
John Petter, BT Consumer chief executive said: "Fans have been the winners with BT Sport. Millions of homes have enjoyed the very best sporting action for free. We said we would shake up the market and we have done just that.

"The great news for fans is that BT Sport will remain free with BT Broadband for another season, during which we will broadcast live action from the new European rugby tournaments. There has never been a better time to switch to BT Broadband so I would encourage sports fans to sign up."

1 English and Scottish football season
2 BT has agreed in principle to share live broadcast coverage of these tournaments with Sky Sports

    BT also announced today that its set top box service BT TV has passed the one million milestone with the majority of those homes taking BT Sport. BT TV customers can access more than 150 channels as well as a huge library of on demand content, including premium movies and box sets, via their broadband.

    Whilst BT Sport will remain free with BT Broadband for another season, non BT Broadband customers can also watch the channels if they have a Sky satellite box. BT Sport is currently £12 a month in standard definition and £15 a month in high definition. Virgin Media customers can also access the BT Sport channels for the same price or as part of their package if they take XL broadband from Virgin.

    BT Sport was introduced to help BT Consumer return to top and bottom line growth. It has helped BT to grow its broadband base and to improve its share of broadband net adds in what is a highly competitive market. It has also helped the business to grow its TV revenues and to significantly reduce the number of line losses. All of these improvements have helped BT Consumer to grow its revenues.

-ends-

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2013, BT Group's reported revenue was £18,103m with reported profit before taxation of £2,315m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Enclosure 3

Wednesday 30 April 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 April 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 231,168,989 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,920,058,040.

The above figure (7,920,058,040) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
    (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
     (iii) both (i) and (ii)
     (III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities /director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

JOHN PETTER

CLIVE SELLEY

NIGEL STAGG

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON
SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 502,047

TONY CHANMUGAM
SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 471,217

LUIS ALVAREZ
SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 165,492

JOHN PETTER
SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 130,793

CLIVE SELLEY
SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 145,327

NIGEL STAGG
SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 118,904

GRAHAM SUTHERLAND
SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 79,268

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

GAVIN PATTERSON
SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 236,435

TONY CHANMUGAM
SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 221,915

LUIS ALVAREZ
SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 43,679
ADDITIONAL SHARES SOLD - 18,042

JOHN PETTER
SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 61,596

CLIVE SELLEY
SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 68,441
ADDITIONAL SHARES SOLD - 76,886

NIGEL STAGG
SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 55,997
ADDITIONAL SHARES SOLD - 62,907

GRAHAM SUTHERLAND
SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 37,331

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.75

14. Date and place of transaction

12 MAY 2014, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 1,957,999 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      647,163 SHARES
BT GROUP INCENTIVE SHARE PLAN:   1,352,534 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 1,024,227 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      626,283 SHARES
BT GROUP INCENTIVE SHARE PLAN:      913,531 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,024 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 347,467 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      203,840 SHARES
BT GROUP INCENTIVE SHARE PLAN:      326,989 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,783 SHARES.

JOHN PETTER

PERSONAL HOLDING: 97,407 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      214,600 SHARES
BT GROUP INCENTIVE SHARE PLAN:      264,188 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 3,809 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 262,824 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      207,958 SHARES
BT GROUP INCENTIVE SHARE PLAN:      294,797 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

NIGEL STAGG

PERSONAL HOLDING: 338,344 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      223,614 SHARES
BT GROUP INCENTIVE SHARE PLAN:      316,690 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 95,278 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      190,971 SHARES
BT GROUP INCENTIVE SHARE PLAN:      263,599 SHARES

16. Date issuer informed of transactions
13 MAY 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved ( class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

14 MAY 2014

END

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1)

(1)	An issuer making a notification in respect of a transaction relating to the Shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the Issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance withDR3.1.4R(1)(a); or
(ii)DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name ofperson discharging managerial responsibilities/ director

SIR MICHAEL RAKE

GAVIN PATTERSON

JOHN PETTER

CLIVE SELLEY

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares
 ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction
PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SIR MICHAEL RAKE - 486 SHARES

GAVIN PATTERSON - 486 SHARES

JOHN PETTER - 486 SHARES

CLIVE SELLEY - 486 SHARES

GRAHAM SUTHERLAND - 486 SHARES

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to sharesdisposed

N/A

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

370.25 pence

14. Date and place of transaction

16 MAY 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING:  130,156 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 1,485 SHARES.

GAVIN PATTERSON

PERSONAL HOLDING: 1,958,485 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      647,163 SHARES
BT GROUP INCENTIVE SHARE PLAN:   1,352,534 SHARES

JOHN PETTER

PERSONAL HOLDING: 97,893 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      214,600 SHARES
BT GROUP INCENTIVE SHARE PLAN:      264,188 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 3,809 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 263,310 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      207,958 SHARES
BT GROUP INCENTIVE SHARE PLAN:      294,797 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 95,764 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      190,971 SHARES
BT GROUP INCENTIVE SHARE PLAN:      263,599 SHARES

16. Date issuer informed of transaction

16 MAY 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved ( class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

20 MAY 2014

END

Enclosure 6

23 May 2014

BT GROUP PLC

TRANSACTIONS IN OWN SHARES

BT Group plc
(the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase up to £75 million worth of ordinary shares to be held as treasury shares, during the period beginning on 27 May 2014 and ending on or before 30 June 2014.  This forms part of the previously announced £300m annual share buyback (extended to the 2015/16 financial year), which will partly counteract the dilutive effect of all-employee share option plans maturing over this period.

This buyback programme will be managed by J.P. Morgan Securities plc, an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

= ends =

Enclosure 7

27 May 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 770,000 ordinary shares at a price of 392.7751 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 231,279,921 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,919,947,108.

The above figure 7,919,947,108 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 8

28 May 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 765,000 ordinary shares at a price of 396.3483 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 231,995,311 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,919,231,718.

The above figure 7,919,231,718 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 9

29 May 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 750,000 ordinary shares at a price of 397.22 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 232,737,260 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,918,489,769.

The above figure 7,918,489,769 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 10

Friday 30 May 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 May 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 232,737,986 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,918,499,043.

The above figure (7,918,499,043) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 11

30 May 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 745,000 ordinary shares at a price of 397.3064 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 233,472,986 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,917,754,043.

The above figure 7,917,754,043 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  02 June 2014